SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

CADIZ INC
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
US1275372076
(CUSIP Number)
12/31/2008
(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	US1275372076	13G/A	Page	1	of	1	Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pictet Asset Management SA (“PAM SA”)

The reporting person disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both managed by PAM SA.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pictet Asset Management SA — Switzerland

	5	SOLE VOTING POWER:

Pictet Asset Management SA: 932,769

NUMBER OF SHARES	6	SHARED VOTING POWER: Pictet Asset Management SA: None
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Pictet Asset Management SA: 932,769

WITH	8	SHARED DISPOSITIVE POWER:

Pictet Asset Management SA: None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Pictet Asset Management SA: 932,769

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Pictet Asset Management SA: 7.80%

12	TYPE OF REPORTING PERSON:

Pictet Asset Management SA: IA

Item 1.
          (a) Name of Issuer: CADIZ INC
          (b) Address of Issuer’s Principal Executive Offices:
777 South Figueroa Street
Suite 4250
Los Angeles,CA
90017
United States
Item 2
          (a) Names of Person Filing:
               Pictet Asset Management SA(“PAM SA”)
          (b) Address of Principal Business Office or, if none, Residence:
Pictet Asset Management SA:

60 ROUTE DES ACACIAS
GENEVA 73
SWITZERLAND
CH-12 11
          (c) Citizenship:
                    Pictet Asset Management SA: United Kingdom
          (d) Title of Class Securities: COMMON STOCK
          (e) CUSIP Number: US1275372076
Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), check whether the person is A
          Not applicable.
Item 4. Ownership
     The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by PAM SA.
          (a) Amount Beneficially Owned:
               Pictet Asset Management SA: 932,769
          (b) Percent of Class:
               Pictet Asset Management SA: 7.80%
          (c) Number of shares as to which such person has:
          Pictet Asset Management SA:
               (i) sole power to vote or to direct the vote: 932,769

               (ii) shared power to vote or to direct the vote: None
               (iii) sole power to dispose or to direct the disposition of: 932,769
               (iv) shared power to dispose or to direct the disposition of: None
Item 5. Ownership of Five Percent or Less of a Class
          Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          See answer to Item 2 (a)
Item 8. Identification and Classification of Members of the Group
          Not applicable.
Item 9. Notice of Dissolution of the Group
          Not applicable.
Item 10. Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : 9th February 2009
/s/ David Cawthrow
David Cawthrow
Head of Compliance

AGREEMENT OF REPORTING PERSONS
     The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.

Pictet Asset Management SA
By:	/s/ David Cawthrow
David Cawthrow, Head of Compliance